UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPS Commerce, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
78463M107
(CUSIP Number)
June 9, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78463M107

1	NAMES OF REPORTING PERSONS Adams Street Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	78463M107

1	NAMES OF REPORTING PERSONS BVCF IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1(a) Name of issuer: SPS Commerce, Inc.
Item 1(b) Address of issuer’s principal executive offices:
333 South Seventh Street, Suite 1000, Minneapolis, MN 55402
2(a) Name of person filing:
1.	Adams Street Partners, LLC

2.	BVCF IV, L.P.
2(b) Address or principal business office or, if none, residence:
1.	One North Wacker Drive, Suite 2200, Chicago, Illinois, 60606

2.	One North Wacker Drive, Suite 2200, Chicago, Illinois, 60606
2(c) Citizenship:
1.	Delaware

2.	Delaware
2(d) Title of class of securities:
Common Stock
2(e) CUSIP No.:
78463M107
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
NOT APPLICABLE
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 0
(b) Percent of class: 0
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d—3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identification of the relevant subsidiary.
NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d—1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identity of each member of the group.
Prior to a disposition of such shares on June 9, 2011, BVCF IV, L.P. was the record owner of shares of Common Stock of the Issuer, which shares may have been deemed beneficially owned by Adams Street Partners, LLC, the general partner of BVCF IV, L.P.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
NOT APPLICABLE
Item 10. Certifications
NOT APPLICABLE

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	ADAMS STREET PARTNERS, LLC
	By:	/s/ Sara A. Robinson
Name: Sara A. Robinson
Title: Vice President

BVCF IV, L.P.
	By:	Adams Street Partners, LLC, its General Partner

By:	/s/ Sara A. Robinson
Name: Sara A. Robinson
Title: Vice President

EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING
The undersigned hereby agree that this Schedule 13G is filed by and on behalf of each of them.

Date: July 8, 2011	ADAMS STREET PARTNERS, LLC
	By:	/s/ Sara A. Robinson
Name: Sara A. Robinson
Title: Vice President

BVCF IV, L.P.
	By:	Adams Street Partners, LLC, its General Partner

By:	/s/ Sara A. Robinson
Name: Sara A. Robinson
Title: Vice President